EXHIBIT 99.1

ING publishes first integrated climate report

ING publishes first integrated climate report

ING today published our first integrated climate report, which for the first time gives one overview of all of the elements of our climate action approach.

The report outlines how our financing impacts climate change, including our progress on steering our portfolio towards global climate goals (our Terra approach). It also addresses how climate change impacts our business, as we work to assess climate risks and take action to mitigate them.

“This report highlights what ING is doing to take on the existential threat of climate change,” said ING CEO Steven van Rijswijk. “None of us can do this alone. For true change to happen it requires a concerted collaborative and consensus-based effort across all sections of society. By increasing the tempo of change now, we still have time to safeguard the future of our planet and the future generations who will inherit it.”

We’ve started implementing the commitment we made in August to steer our portfolio in line with keeping the rise in global temperatures to 1.5 degrees Celsius rather than well-below two degrees, to achieve net zero by 2050 rather than 2070. As we incorporate this new target into our Terra approach, the integrated climate report mostly shows our progress in line with the former ambition.

We have, however, updated our target for upstream oil & gas in line with the International Energy Agency’s scenario to achieve net-zero by 2050. We aim to reduce our funding to upstream oil & gas by 12% by 2025 (from 2019). Over the next period, we’ll work on the steps and intermediate targets that are needed to get us on the more ambitious net-zero pathway. We aim to do this for all sectors in scope for Terra by the end of 2022.

As part of our integrated approach to climate action, we’re working to be more resilient to climate risks, both physical and transition risks. We will manage the risks associated with climate change as an integral part of our risk management framework, including credit, market, liquidity and operational risks.

Our approach continues to develop as methodologies advance and regulatory guidance and requirements evolve. This approach helps us to mitigate the worst effects from climate change, but will also provide opportunities to use our experience and knowledge to help clients with advice and financing to facilitate their transition to a net-zero world.

Note for editors
The full integrated climate report is available for download here.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A-list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates, (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes affecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) political instability and fiscal uncertainty in Europe and the United States, (7) discontinuation of or changes in ‘benchmark’ indices, (8) inflation and deflation in our principal markets, (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (10) failures of banks falling under the scope of state compensation schemes, (11) non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks, (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions,, (also among members of the group), (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions, (16) ING’s ability to meet minimum capital and other prudential regulatory requirements, (17) changes in regulation of US commodities and derivatives businesses of ING and its customers, (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities, (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues, (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA, (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (23) changes in general competitive factors, including ability to increase or maintain market share, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties, (26) changes in credit ratings, (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (28) inability to attract and retain key personnel, (29) future liabilities under defined benefit retirement plans, (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

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Attachment

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